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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D



                        Under the Securities Act of 1934
                                (Amendment No.       )*
                                              -------

                      DOUBLE EAGLE PETROLEUM AND MINING CO.
        -----------------------------------------------------------------
                                (Name of Issuer)


                           $.10 Par Value Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   258570 20 9
                                 --------------
                                 (CUSIP Number)



                William N. Heiss, 4060 Washakie, Casper, WY 82609
                                 (307) 237-9322
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 26, 1995
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   258570   20   9                                   Page 2 OF 7 Pages


1.       Name of Reporting Person
         Social Security or I.R.S. Identification No. of above Person

         Hollis Oil & Gas Company   (83-0284885)

2.       Check the Appropriate Box If a Member of a Group
                                                                   [  ]   A
                                                                   [  ]   B
3.       Sec Use Only

4.       Source of Funds*

         00

5.       Check box if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                            [  ]

6.       Citizenship or Place of
            Organization

        Number of                           7.  Sole Voting Power
          Shares                                350,000
       Beneficially
         Owned by                           8.  Shared Voting Power
           Each                                 -0-
        Reporting
          Person                            9.  Sole Dispositive Power
           With                                 350,000

                                           10.  Shared Dispositive Power
                                                -0-

11.      Aggregate  Amount  Beneficially  Owned by Each Reporting Person

         350,000

12.      Check If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                  [  ]

13.      Percent of Class Represented by Amount in Row (11)

          12.9%

14.      Type of Reporting Person*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO.  258570   20   9                                    Page 3 OF 7 Pages



Item 1.  Security and Issuer.

        (a) Name and Address of Principal Executive Offices of Issuer:

         Double Eagle Petroleum And Mining Co.
         777 Overland Trail (P.O. Box 766)
         Casper, WY 82601

         (b)  Title and Class of Equity Securities:  $.10 Par Value Common Stock

Item 2.  Identity and Background.

         (a)      Name of Person Filing:

                  Hollis Oil & Gas Company, a Wyoming corporation

                  The officers and directors of Hollis Oil & Gas Company are set forth on Exhibit A hereto.

         (b)      Principal Business:

                  Holds and develops oil and gas interests.

         (c)      Address of Principal Business and Principal Office:

                  P.O. Box 1068
                  Casper, Wyoming 82602


         (d)      Criminal Proceedings:

                  During the last five years neither Hollis Oil & Gas Company nor any officer or director of Hollis Oil & Gas Company has been convicted in any criminal proceding.


         (e)      Civil Proceedings:

                  During the last five years neither Hollis Oil & Gas Company nor any officer or director of Hollis Oil & Gas Company has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


         (f)      State of Organization:   Wyoming


Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person, on May 26, 1995, sold certain proved oil and gas leases and overriding royalties to Double Eagle Petroleum And Mining Co. (the "Company") in exchange for $71,300 cash and 350,000 shares of the Company's common stock with a market value of $131,250.

                                  SCHEDULE 13D

CUSIP NO.  257570   20   9                                    Page 4 OF 7 Pages


Item 4.  Purpose of the Transaction.

         The Reporting Person has acquired the shares of common stock included in this Statement for investment purposes. Double Eagle Petroleum And Mining Co. (the "Company"), as part of the transaction described in
         Item 3, provided the Reporting Person the right to appoint two of the Directors of the Company. The Reporting Person appointed William N. Heiss as a Director of the Company pursuant to this right. Other than as set forth above the Reporting Person has no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D.


Item 5.   Interests in Securities of the Issuer.

    HOLLIS OIL & GAS COMPANY

         (a)      Number of Shares Beneficially Owned:     350,000 shares

                  Percent of Class:  12.9% (based upon 2,712,371 shares of
                                     common stock issued and outstanding
                                     based on information set forth in the
                                     Issuer's annual report on Form 10-K for the period ended August 31, 1995.)

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:           350,000 shares

         (c)      Recent Transactions:                     N/A

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                       N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                    N/A

                                  SCHEDULE 13D

CUSIP NO.  258570   20   9                                    Page 5 OF 7 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There is no contract, arrangement, understanding or relationship between the Reporting Person and any third party with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A contains the name, citizenship, office, business address and present principal occupation of each of the officers and directors of Hollis Oil & Gas Company.

                                  SCHEDULE 13D

CUSIP NO.  258570   20   9                                    Page 6 OF 7 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 1996.             HOLLIS OIL & GAS COMPANY


                                    By   /s/ STEPHEN H. HOLLIS
                                        ---------------------------------------
                                        Stephen H Hollis, Vice-President

Attention:                 Intentional misstatements or omissions of fact
                           constitute Federal criminal violations (See 18
                           U.S.C. 1001).

                                  SCHEDULE 13D

CUSIP NO. 258570   20   9                                     Page 7 OF 7 Pages


                                   Exhibit A

               OFFICERS AND DIRECTORS OF HOLLIS OIL & GAS COMPANY

     The following is a list of all officers of Hollis Oil & Gas Company and certain other information with respect to each Manager. All officers are United States citizens.

Name:                                 William N. Heiss, President, Secretary
                                      and Director

Business Address:                     4060 Washakie, Casper, Wy 82609

Principal Occupation:                 Oil & Gas Attorney (Sole Practioner)

Name, principal business and
address of corporation or other
organization in which employment      William N. Heiss Esq., Practice of Law,
is conducted:                         4060 Washakie, Casper, WY 82609



Name:                                 Stephen H. Hollis, Vice President,
                                      Treasurer and Director

Business Address:                     777 Overland Trail, Suite 204
                                      Casper, WY 82601

Principal Occupation:                 President and Director of Double Eagle
                                      Petroleum And Mining Co.

Name, principal business and
address of corporation or other
organization in which employment
is conducted:                         Double Eagle Petroleum And Mining Co.,
                                      explores for, develops, produces and sells crude oil and natural gas; 777 Overland
                                      Trail (P.O. Box 766), Casper, WY 82601




Name:                                  Tom R. Creager, Director

Business Address:                      777 Overland Trail, Suite 204
                                       Casper, WY 82601

Principal Occupation:                  President and Senior Portfolio Manager
                                       of Pinnacle West Asset Management, Inc.

Name, principal business and
address of corporation or other
organization in which employment
is conducted:                          Pinnacle West Asset Management, Inc.,
                                       investment management and research-
                                       investment advisers; 300 Country Club
                                       Road, Suite 302, Casper, WY 82609